Exhibit 99.1

Intec Pharma Partners with LTS for Manufacture of Accordion Pill Carbidopa/Levodopa for Treatment of Parkinson’s Disease

Global leader in formulation and film technology manufacture to establish commercial scale production capabilities for Intec’s lead product candidate in FDA compliant facility

JERUSALEM (March 12, 2018) – Intec Pharma Ltd. (NASDAQ, TASE: NTEC) (“Intec” or the “Company”) today announces that it has partnered with LTS Lohmann Therapie-Systeme AG (“LTS”) for the manufacture of the Company’s lead product candidate, Accordion Pill™ Carbidopa/Levodopa (AP-CD/LD) as a treatment for the severe symptoms in advanced Parkinson’s Disease patients. Under the agreement, LTS will manufacture the AP-CD/LD capsules using Intec’s proprietary Accordion Pill production technology in LTS’ manufacturing facility in Andernach, Germany upon the completion of assembly of the production line. Currently, Intec is producing the AP-CD/LD capsules for its Phase 3 clinical trial at its existing manufacturing facility in Jerusalem and will work together with LTS to establish commercial scale production capabilities for AP-CD/LD capsules.

LTS’ Andernach facility is compliant with the U.S. Food and Drug Administration’s current Good Manufacturing Practices (“cGMP”) requirements that assure the proper design, monitoring and control of manufacturing processes and facilities. Furthermore, LTS´ Andernach facility has successfully passed audits from all major global regulatory agencies including the European EMA, J-PMDA, KFDA, CFDA and ANVISA.

“We are particularly pleased to be partnering with LTS, a global leader in the commercial manufacture of formulation and film technologies for the pharmaceutical industry. This is a key achievement for Intec as we near completion of our pivotal Phase 3 ACCORDANCE clinical trial in advanced Parkinson’s Disease patients and advance our pre-commercial strategies for AP-CD/LD,” said Jeffrey A. Meckler, Chief Executive Officer of Intec Pharma.”

Nadav Navon, Chief Operating Officer, added “Built on nearly ten years of research and development, our state-of-the art and proprietary manufacturing process for the Accordion Pill is in good hands with LTS and its team of experts at it cGMP facilities.”

“LTS is highly committed to contribute to the innovative opportunities of the Accordion Pill technology for Carbidopa/Levodopa. LTS´ well proven capabilities in the scale-up and large volume manufacture meet Intec´s requirements for a reliable supply that conforms with the most stringent quality requirements,” commented Michael Hoffmann, Chief Technology and Operating Officer of LTS.

In addition to securing commercial scale manufacturing for AP-CD/LD, Intec has made other inroads advancing its pre-commercial strategy. In recent months, Intec has enhanced its leadership with a number of key hires and initiated an in-depth market access analysis of the potential for AP-CD/LD in the Parkinson’s Disease market. Initial results of the market analysis indicate there is a substantial market for AP-CD/LD to potentially serve hundreds of thousands of patients suffering with Parkinson’s Disease.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-cannabinoids, an Accordion Pill to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC) for various indications including low back neuropathic pain and fibromyalgia.

For more information, visit www.intecpharma.com.

About LTS Lohmann Therapie-Systeme AG

LTS is a leading pharmaceutical technology company that develops and manufactures innovative drug delivery systems such as Transdermal Patches (“TTS”) and Oral Thin Films (“OTF”) for the pharmaceutical industry. LTS´ commercial offering encompasses more than 20 marketed products and a diverse pipeline of more than 30 development projects targeting multiple disease indications. LTS’s innovation pipeline contains both partner-funded as well as proprietary, LTS-funded projects. LTS maintains its leading position through the continuous refinement of its core TTS and OTF technologies and by advancing emerging drug delivery technologies, including Micro Array Patches for the transdermal delivery of large molecule, biological actives. Founded in 1984, LTS operates today from two sites in Andernach, Germany and West Caldwell, NJ, USA and a representation in Shanghai, China.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Intec Pharma Investor Contact:

Bob Yedid

LifeSci Advisors

(646) 597-6989

bob@lifesciadvisors.com

LTS Media Contacts
Dr. Iris Schnitzler
LTS Marketing und Market Services
iris.schnitzler@ltslohmann.de

LTS Lohmann Therapie-Systeme AG
Lohmannstr. 2
D- 56626 Andernach
Tel.: +49 (0) 2632 99 – 2589

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